UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*


                              ATARI CORPORATION
                             (Name of Issuer)


                      Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                 046515102
                              (CUSIP Number)

                            Peter R. Haje, Esq.
                     General Counsel, Time Warner Inc.
                75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000

       (Name, Address and Telephone Number of Person Authorized to
                     Receive Notice and Communications)


                                July 30, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box /   /.


Check the following box if a fee is being paid with the
statement /   /.  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 11

                               SCHEDULE 13D
CUSIP No. 046515102
                                        Page   2   of   11

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TIME WARNER INC.
     IRS NO. 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         a/    /           b/    /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER


8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER


10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*
     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D
CUSIP No. 046515102
                                                    Page   3   of   11

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WARNER COMMUNICATIONS INC.
     IRS NO. 13-2696809

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           a/    /         b/    /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   /   /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*
     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Amendment No. 7 to Schedule 13D


     Time Warner Inc., a Delaware corporation ("Time Warner") and its wholly owned subsidiary Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, as amended, relating to the Common Stock, $.01 par value per share (the "Common Stock") of Atari Corporation ("Atari"), dated March 28, 1994, as filed with the Securities and Exchange Commission on March 29, 1994 by the Reporting Persons and amended on April 20, 1994, March 23, 1995 and October 24, 1995. As provided in the Amended and Restated Schedule 13D, as amended, and a Joint Filing Agreement filed as an Exhibit thereto (which Exhibit is incorporated herein by reference), the Reporting Persons have agreed, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Common Stock of Atari. The Amended and Restated Schedule 13D, as amended, of the Reporting Persons is hereinafter referred to as the "Statement."

     Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.
Item 3.   Source and Amount of Funds or Other Consideration.
          Item 3 is hereby amended to incorporate the following as the last paragraph thereof:

          "On July 30, 1996, Atari was merged with and into JTS Corporation, a Delaware Corporation ("JTS") pursuant to an Amended and Restated Agreement and Plan of Reorganization dated as of April 8, 1996 (the "Merger"). As a result of the Merger, the separate existence of Atari ceased and JTS remained as the surviving corporation with all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Atari vested in JTS. As a result of the Merger, each share of Atari Common Stock outstanding at the time of the Merger was converted into one share of JTS Common Stock, par value $.001 per share (the "JTS Common Stock")."

Item 4.   Purpose of Transaction.
          Item 4 is hereby amended to incorporate the following as the last paragraph thereof:

          "As a result of the Merger described in Item 3, Time Warner and WCI no longer own shares of Atari Common Stock."

Item 5.   Interest in Securities of the Issuer.

          The fifth, sixth and seventh paragraphs of Item 5 of the Statement are hereby amended in their entirety to read as follows:

          "On March 29, 1996, 70,000 shares of Atari Common Stock with a value of $3.142857142 per share were transferred along with the other assets of Atari Games Corporation ("Atari Games") in connection with WCI's sale of all of the issued and outstanding capital stock of Atari Games to Williams Interactive, Inc.

          As a result of the Merger described in Item 3, as of the close of business on July 30, 1996, Time Warner and WCI ceased to have beneficial ownership of any class of securities of Atari.

          Neither Time Warner or WCI is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D, as amended, in any shares of Atari Common Stock by Time Warner, WCI or any person listed on Annex A or Annex B hereto."

          Item (d) is not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 9, 1996                    TIME WARNER INC.


                                   By: ____________________________
                                       Name:  Peter R. Haje
                                       Title: Executive Vice President


                                        WARNER COMMUNICATIONS INC.



                                   By: ____________________________
                                       Name:  Peter R. Haje
                                       Title: Executive Vice President

                                  ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.


                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director            Chairman, East-West
                                        Capital Associates
                                        11111 Santa Monica Blvd.
                                        Los Angeles, CA  90025
                                        (private investment company)

Timothy A.          Senior Vice         Senior Vice President,
Boggs               President           Time Warner*
                                        800 Connecticut Ave., NW, Suite 800
                                        Washington, DC 20006

Richard J.          Senior Vice         Senior Vice President
Bressler            President and       and Chief Financial
                    Chief Financial     Officer, Time Warner*
                    Officer

Lawrence B.         Director            Partner,
Buttenwieser                            Rosenman & Colin
                                        575 Madison Avenue
                                        New York, NY  10022
                                        (attorney)

Beverly Sills       Director            Chairman-Lincoln Center
Greenough                               for the Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)

______________

* The business address of Time Warner is 75 Rockefeller Plaza, New York, New York 10019.

                                       Principal Occupation or
Name                Office              Employment and Address

Peter R. Haje       Executive Vice      Executive Vice
                    President,          President, Secretary
                    Secretary and       and General Counsel,
                    General Counsel     Time Warner*

Carla A. Hills      Director            Chairman and Chief
                                        Executive
                                        Officer
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade consultants)

Tod R. Hullin       Senior Vice         Senior Vice President,
                    President           Time Warner*

David T. Kearns     Director            Former Chairman of Xerox
                                        100 First Stamford Place
                                        Stamford, CT 06904-2340

Gerald M. Levin     Director, Chairman  Chairman and
                    and Chief           Chief Executive Officer,
                    Executive Officer,  Time Warner *

Philip R.           Senior Vice         Senior Vice President,
Lochner, Jr.        President           Time Warner*

Reuben Mark         Director            Chairman and Chief
                                        Executive Officer
                                        Colgate-Palmolive Company
                                        300 Park Avenue
                                        New York, NY 10022
                                        (consumer products)

Michael A. Miles    Director            Former Chairman and
                                        Chief Executive Officer
                                        of Philip Morris Companies Inc.,
                                        Director of Sears Roebuck & Co.,
                                        Dean Witter and Discover & Co.
______________

* The business address of Time Warner is 75 Rockefeller Plaza, New York, New York 10019.

                                             Principal Occupation or
Name                Office                   Employment and Address

J. Richard          Director                 Chairman of the
Munro                                        Executive/Finance
                                             Committee and Advisor to
                                             the Company, Time Warner*

Richard D.          Director                 Director and President,
Parsons             and President            Time Warner*

                                             Former Chairman and
                                             Chief Executive Officer,
                                             The Dime Savings Bank
                                             of New York

Donald S.           Director                 Director of Various
Perkins                                      Companies
                                             21 South Clark St.
                                             Suite 2530
                                             One First National Plaza
                                             Chicago, IL  60603

Raymond S.          Director                 Financial Consultant and
Troubh                                       Director of Various Companies
                                             10 Rockefeller Plaza
                                             New York, NY  10020
                                             (financial consultant)

Francis T.          Director                 Vincent Enterprises
Vincent, Jr.                                 (private investor),
                                             and Director of Various
                                             Companies

______________

* The business address of Time Warner is 75 Rockefeller Plaza,
New York, New York 10019.

                                  ANNEX B


     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                             Principal Occupation or
Name                Office                   Employment and Address

Richard J.          Director and             Senior Vice President
Bressler            Senior Vice              and Chief Financial
                    President and            Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and             Executive Vice
                    Executive Vice           President, Secretary
                    President                and General Counsel,
                                             Time Warner*

Tod R. Hullin       Director and             Senior Vice President,
                    Senior Vice              Time Warner*
                    President

Gerald M.           Director,                Chairman and Chief
Levin               Chairman and Chief       Executive Officer,
                    Executive Officer        Time Warner*

Philip R.           Senior Vice              Senior Vice President,
Lochner Jr.         President                Time Warner*

Richard D.          Director                 Director and President,
Parsons             and Office of            Time Warner*
                    the President

______________

* The business address of Time Warner is 75 Rockefeller Plaza,
New York, New York 10019.